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                                   EXHIBIT 20

                  Immediate


                  Al Ciavardelli -  215-761-6128


                           CIGNA ANNOUNCES PRELIMINARY
                      THIRD QUARTER 1997 EARNINGS ESTIMATES

PHILADELPHIA, PA -- October 1, 1997 -- CIGNA indicated today that, based on preliminary information, it's third quarter earnings are currently anticipated to be in the range of $3.35 per share, or three to four percent below analysts' consensus estimates, with all segments in line with expectations except for the HMO business which will be approximately $.10 to $.15 below analysts' estimates. This relates to higher than expected medical delivery costs at one health plan location and general medical cost trend, which remains in the two percent year-over-year range. CIGNA also noted that the integration of the Healthsource acquisition is moving forward as planned with no claims backlog experience.

                                    * * * * *

Statements not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors including: (1) adverse catastrophe experience in CIGNA's property and casualty businesses; (2) adverse property and casualty loss development for events that CIGNA insured in prior years; (3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; (4) heightened competition, particularly price competition, reducing product margins and constraining growth in CIGNA's businesses; (5) significant changes in interest rates; and (6) charges associated with the Healthsource acquisition.